

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

John Ballard
Chief Financial Officer
Qualis Innovations, Inc.
225 Wilmington West Chester Pike
Suite 200 #145
Chadds Ford, PA 19317

  Re: Qualis Innovations, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed January 18, 2022
    File No. 333-260982

Dear Mr. Ballard:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 18, 2022

Prospectus Summary
Corporate Background, page 1

1. We acknowledge that you have revised your Prospectus Summary to state that you are not currently selling any medical devices or other products, and have not generated any revenue. Please further balance your Summary disclosure regarding your plans to develop the SOLACE device as follows:
- We note that you have revised your disclosure to state that the SOLACE device is your "planned product" rather than a lead product. Please further revise to expressly state that your planned SOLACE product is currently the Company's sole product in

its development pipeline.
- Describe the current state of development of the SOLACE device and the steps necessary in order to commercialize it.
- Include discussion regarding the Company's recurring operating losses since inception, your expectation of incurring additional near-term losses, if true, and your auditor's going concern opinion. Disclose, as you have on page 36, that you have not yet finalized development or produced your planned medical device, nor have you generated any cash flow from operations, and the Company's cash position may not be significant enough to support the Company's daily operations.

2. We note that Exhibit 10.2, the LCMD-EMF Preliminary License Agreement dated August 28, 2019, states that LCMD, together with John Ballard and a Charles Achoa, "formed a new company for the development, maintenance, marketing and sale of an electronic device for the treatment of pain...that would make use of certain intellectual property interests held by LCMD." Please revise your Corporate Background subsection in the Prospectus Summary and Business to describe the development of mPathix (formerly EMF), including when it was founded and by which co-founding persons or entities. Describe any such persons' or entities' current relationship to the Company and/or mPathix. Refer to Item 101(h) of Regulation S-K.

License Agreement, page 2

3. We note your revisions in response to prior comment 5, which we reissue in part and supplement. Your disclosure in this section now states: "The proceeds of this offering are not intended to be paid to LCMD by the Company, but some of the proceeds of this offering may be used to negotiate directly with the Marchitto Entities and license the Property covering the SOLACE device directly in the event the license with LCMD is terminated." We also note that you have added disclosure to a new risk factor on page 5 that indicates the Company may "have to . . .satisfy LCMD's obligation" if LCMD fails to satisfy its agreement with the Marchitto Entities.
- To the extent the Company anticipates that providing funds to satisfy any or all of LCMD's $2.4 million obligation using proceeds from the primary offering to avoid the loss of the Property is a possibility, even if such amount is not contemplated to be paid directly to LCMD, this should be clearly disclosed in both your Summary and Business discussion of the licensing agreement on pages 2 and 41, respectively. A conforming revision should also be made in the Use of Proceeds section on page 19, as appropriate.
- As requested in prior comment 5, please revise your Summary discussion to describe with specificity the potential material impacts to the Company and results of operations if the Company loses its license to the IP underlying its sole planned SOLACE device. Please also make conforming revisions to your Business disclosure.

4.   Please revise this subsection of the Prospectus Summary and Business to disclose, as you
have in footnotes throughout the prospectus, that Jim Holt, who currently serves as the
sole officer and director of LCMD, your licensor, is also a director of the Company and
mPathix. Also address the following:

- Please revise your disclosure to affirmatively state whether or not the Company's
board has requested an indication or representation from Mr. Holt regarding LCMD's
ability to satisfy the upcoming payment obligation to the Marchitto Entities.
- We note your revised disclosure on page 2 stating that "LCMD has not provided any
indication to mPathix that they can satisfy their payment obligations to the Marchitto
Entities, and has not made any payments to date." Further revise to clarify whether
LCMD or Mr. Holt has provided any indication to date that they cannot satisfy the
payment obligation to the Marchitto Entities. In this regard, we note that the License
Agreement appears to require that if at any time LCMD believes that it will be unable
to satisfy its debts as they come due, then LCMD must make reasonable efforts to
notify mPathix of such insolvency at least 30 days before it fails to satisfy any such
debt, and that immediately after such notice is given, mPathix will be entitled to
direct any negotiations that LCMD enters into with the Marchitto entities regarding a
restructuring of, or similar transaction involving, the Marchitto debt.
- Please affirmatively state whether the Company's Board plans to demand a
representation from Mr. Holt regarding LCMD's ability to satisfy its debt if no such
prior representation has been given by 30 days prior to April 24, 2022. Revise to
describe with sufficient specificity what action(s), if any, the Company plans to
take vis-a-vis LCMD or Mr. Holt if LCMD provides prior notice that it will be unable
to fulfill its obligation to the Marchitto Entities, or if LCMD fails to fulfill its
obligation on or before April 24, 2022. To the extent any action to be taken will be
governed by terms in the license agreement, please disclose any material terms.
- Given LCMD and Mr. Holt's relationship to the Company and mPathix, revise your
risk factor disclosure, as applicable, to describe any material risk the
Company anticipates with respect to its ability to negotiate with the Marchitto
Entities if LCMD is unable to fulfill its obligation.

Risk Factors, page 4

5.   Under an appropriately captioned risk factor, please discuss any material conflicts of
interest that currently exist and/or may arise pertaining to LCMD's and Jim Holt's
relationships to Qualis and mPathix.

- Address conflicts relating to Jim Holt's various roles as the sole officer and director
of your licensor, LCMD, as a director of mPathix and Qualis, and as a shareholder of
the Company in his personal and familial capacities and as the beneficial owner of
shares held by LCMD.
- Clearly disclose that if the Company directly or indirectly provides funds from this
primary offering to satisfy any of LCMD's debt to the Marchitto Entities, then new
investors' funds may effectively be used to discharge LCMD's debt to the benefit of

certain of your existing shareholders, namely LCMD, Jim Holt, and his spouse, Deborah Minde.

6.   Please revise your disclosure to include a risk factor related to the risks posed by the self-underwritten nature of your primary offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

The loss of our License IP would adversely affect our business, page 5

7.   We note the addition of this new risk factor in response to prior comment 4, which we reissue in part. Please revise this risk factor to describe any potential material impact to both your business and to investors if the Company loses its license to the Property relating to the sole planned SOLACE device. By way of example and not limitation, such discussion should include the following:

- Your risk factors should be set forth under headings that adequately describe the risk. Revise both the risk factor heading and narrative discussion to clearly state the risk that on April 24, 2022, the Company could lose prior FDA clearances and the intellectual property underlying the SOLACE device, the Company's sole planned product, if LCMD fails to fulfill its $2.4 million obligation to the Marchitto Entities. Refer to Item 105(a) of Regulation S-K.
- Your risk factor describes three alternative courses of action the Company may have to pursue if LCMD fails to fulfill its obligation and the license terminates including (1) negotiating with the Marchitto Entities directly, (2) satisfying LCMD's obligation, or (3) searching for other medical devices to develop. To the extent implementation of any alternative is contingent upon having or obtaining adequate funding, quantify the amount of funding expected to be necessary for each alternative. State whether the Company expects that its current working capital, together with expected future cash flows from operations, if any, will enable the Company to pursue each alternative. If not, disclose, if true, that the Company's ability to pursue any or each of the alternative options is contingent upon obtaining funding from sales of your securities in the primary offering, or securing other financing, which you may not be able to obtain.
- Disclose, if true, whether and why the loss of the Property licensed from LCMD may prevent the Company from completing device improvements and filing a new 510(k) application for the SOLACE device based on the predicate BeBe device that received 510(k) clearance from the FDA in March 2014.
- If the Company loses its rights to continue the development of the SOLACE device and must search for other medical devices to develop, describe the material steps that will be required to identify and obtain rights to such devices, and disclose where the Company is in such process. If accurate, state that you have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies as you have on page 33.

- Disclose that if you are unable to successfully pursue the alternative courses of action or obtain financing sufficient to continue as a viable entity, your stockholders may lose some or all of their investment in your company.

We are a small company with a limited number of products and staff, page 5

8. Revise the heading of this risk factor to clarify that the Company only has one planned product. Also, please revise the second sentence of the narrative to remove any implication that you have made any sales or earned any revenue to date. Clarify that you are referring to future potential sales fluctuations that could adversely impact your business.

Our auditors have issued a "going concern" audit opinion, page 7

9. We note your revisions to this risk factor in response to prior comment 14, which we reissue in part and supplement.
   - Please revise the first sentence of this RF to specify that your auditors included a going concern opinion in the Qualis and mPathix financial statements for the years ended December 31, 2020 and 2019, respectively.
   - As requested in the prior comment, please revise to disclose the Company's expectation, if any, of incurring additional near-term losses.
   - Your revisions to this risk factor indicate, in part, your belief that your current available cash will only be sufficient to maintain operations for the next 12 months. We note that this statement appears to be inconsistent with your statement on page 33 indicating that as of September 30, 2021, you expected that your current working capital position, together with your expected future cash flows from operations will be insufficient to fund your operations for at least the next twelve months. Please reconcile these statements or advise.
   - As requested in the prior comment, describe specific potential consequences to your business if you are unable to raise the additional financing sought in the primary offering. This should include both potential impacts related to your IP or potential loss thereof (e.g., potential to have to delay or discontinue the development of your sole medical device and/or pivot to research and development initiatives for alternative medical devices) as well as broader effects related to doubt about your ability to continue as a going concern (e.g., potential material adverse impact on the share price of your common stock, potentially impaired ability to raise additional financing or financing on favorable terms, etc.).

If we fail to comply with FDA regulations, our business could suffer, page 13

10. We note that in response to prior comment 30, you revised the prospectus to repeat all of the information presented under this risk factor under a new Business subsection captioned "Government Regulation" on page 45. As this information is now presented later in the prospectus, revise this risk factor to concisely disclose regulatory risks that could apply specifically to the Company. Describe with sufficient specificity how the

Company's potential inability to comply with any FDA regulation(s) relevant to the Company and its sole planned SOLACE device may adversely affect the Company's business, prospects, financial condition and/or results of operations. Refer to Item 105 of Regulation S-K.

Dilution, page 21

11.   Please address the following:
- Disclose the amount of net tangible book value in addition to the per share value in the initial sentence.
- Revise the pro forma net tangible book value per share after offering assuming 100% shares sold in the second paragraph to agree with the amount disclosed in the tabular presentation.

Selling Security Holders, page 21

12.   Please revise the table on page 22 as follows:
- Add a footnote disclosing, if true, that Charles Achoa, Jr. and John Ballard are co-founders of EMF, now mPathix. Similarly, revise footnote 4 to the table to disclose that LCMD is a co-founder of mPathix as well as the Company's licensor.
- Additionally, disclose in the footnote for John Ballard that he is the Company's former CEO, its current CFO, and a director.

Management's Discussion and Analysis of Fiscal Condition and Results of Operation, page 23

13.   We note that in response to prior comment 30, you have added Business disclosure that repeats information that you had already disclosed in Prospectus Summary and MD&A subsections captioned Corporate Background, Licensed Agreement and Our Licensed Product. Your prospectus should avoid unnecessarily repeating information about your business and related matters. Please tell us your consideration of revising your MD&A section to focus on provide a discussion and analysis meeting the objectives of Item 303(a) of Regulation S-K, and removing the duplicative information under the aforementioned subheadings from your MD&A that is now provided under Description of Business.

Adjustable Power Output, page 24

14.   In response to prior comment 22, we note that you revised pages 24 and 42 to clarify that the SOLACE device you are re-engineering is based on a device that you licensed in August 2019, "the BeBe Device," which was originally cleared by the FDA on March 03, 2014. You state that you expect that all current improvements will be completed within the next three to six months so that the Company can file a new 510(k) application for the SOLACE device using the BeBe device as its predicate. Please revise these discussions to state, if true, that the Company will be prevented from re-filing with the FDA if it loses its license to the prior clearance and underlying technology and cannot negotiate a license directly with the Marchitto Entities.

Impedance Matching, page 24

15.   As safety and efficacy determinations are solely within the authority of the FDA and comparable regulatory bodies, it is inappropriate to state or imply that your product candidate is safe or effective, or that your product is or will be found to be more effective than a competitor's product. As such, please revise the following statements on pages 24 and 41:

- "Impedance matching delivered by SOLACE™ may differentiate it from the competitive radio frequency devices by providing a more effective tissue warming effect while minimizing patient discomfort and risk of skin burns that are inherent with all diathermy devices."
- "With traditional R radio frequency devices, the RF output remains fixed throughout the tissue warming cycle that will result in a gradual decay in impedance matching which that may diminish the effectiveness of the radio frequency devices treatment."

Our Licensed Product
SOLACE Device, page 24

16.   We note your revisions to this section describing the operation of the SOLACE device in response to prior comment 21, and we have the following additional comments:

- We note that you have removed prior references to the SOLACE's "electromagnetic ("EMI") technology platform from your MD&A and Business disclosures. However, you still state on pages 2, 23, and 41 that the planned SOLACE device "uses electromagnetic induction to generate deep heat below the surface of the skin to reduce and relieve pain." Further, the issued patents licensed from LCMD, described on pages 25 and 42, appear to relate to "Electromagnetic Treatment of Tissues and Cells." As such, please revise page 2 to define "electromagnetic induction" at first use. Also, revise throughout as appropriate to explain its relevance to the SOLACE device and its operation, or advise as to why you believe such disclosure is not necessary.
- Your revisions to this section on page 24 and your Business section on pages 41-42, respectively, now include new terms related to your SOLACE device that are not defined at first use. With respect to these instances, we reissue prior comment 6. Please revise these sections to explain the meaning of "diathermy device," including any relevant distinction between a diathermy device and a radio frequency device, and "impedance."

Intellectual Property, page 25

17.   Please revise the last sentence in this section on pages 25 and 42 to clarify that in the event LCMD does not fulfill its obligation to the Marchitto Entities, mPathix may elect to attempt to secure the rights to the Property directly with the Marchitto Entities on a go forward basis, but that there is no guarantee that it will be able to do so.

Product Distribution, page 25

18.   We note that in response to prior comment 25, you removed the reference to the "SOLACE 100" device from page 24. However, we now note that you have added a single reference to the "SOLACE 100" device under Product Distribution on page 26 without explanation. For the avoidance of confusion, revise or advise consistent with prior comment 45, which we reissue in relevant part.

Results of Operations, page 30

19.   As previously requested in comment 29, please expand your disclosures for your operating expenses to provide more company-specific explanation of the costs incurred and for the increase from the comparable prior year period. For your research and development costs, please disclose and quantify the components of these costs and the specific activities generating these costs. Please address this comment for your analysis of the annual periods presented.

20.   Please include a discussion and analysis of the operating results for fiscal year 2020 in comparison to the period August 9, 2019 through December 31, 2019.

Liquidity and Capital Resources, page 32

21.   We note you have revised your narrative discussion in this section to cover the nine month periods ended September 30, 2021 and 2020. However, in the amendment you also revised the column headings for the table on page 32 to indicate that the figures contained therein reflect the nine month periods ended September 30, 2020 and 2019, respectively. Please revise or advise.

Advisory Board, page 33

22.   We note your response to prior comment 33, which we reissue in part. Please further revise your disclosure in this section to state how advisory board members are selected, the term of service, and any compensation paid to advisory board members. Additionally, for the avoidance of confusion, please relocate this section on your advisory board so that it is separate from, and comes after, all other sections related to your board of directors.

Description of Business, page 40

23.   We note that in response to prior comment 30, you have added Business disclosure that repeats information that you had already disclosed in Prospectus Summary and MD&A subsections captioned Corporate Background, Licensed Agreement and Our Licensed Product. Your prospectus should avoid unnecessarily repeating information about your business and related matters. To better allow investors to view the Company from management's perspective, revise your MD&A section to focus on provide a discussion and analysis meeting the objectives of Item 303(a) of Regulation S-K. Remove the

duplicative information under the aforementioned subheadings from your MD&A that is now provided under Description of Business.

24.   Although your response letter states that in response to prior comment 24 you revised your prospectus to describe the Company's competitive position in the industry, we are unable to locate a response and reissue. Please revise your Business discussion to address competitive business conditions in the medical device industry, your competitive position in the industry as a start-up company, and your planned methods for competing in the industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

25.   Revise this section to include a discussion of the Company's need for government approval of its sole planned SOLACE device. Describe the process for obtaining the type of FDA or other government clearance you plan to seek, as well as the status of your plans relative to the government approval process. Refer to Item 101(h)(4)(viii).

Government Regulation, page 45

26.   We note that you have added the subsection captioned "Government Regulation" to your Business discussion. Please revise this section as follows:
   •   The information in this section is drafted in the present tense, and therefore may be read to imply that your SOLACE product is further along in the development process than it actually is. Revise as appropriate to reflect the applicability and effect of government regulations on your business given the Company's current status. By way of example and not limitation, revise to indicate that certain of the government regulations you reference will apply to the Company if and when its SOLACE product has been approved for marketing, is being manufactured by you or a CMO, is being labeled and shipped, etc.
   •   This section contains a reference to "[your] product, Life Care Magnetics" without definition or explanation. In this regard, we reissue prior comment 45.

Directors, Executive Officers, Promoters and Control Persons, page 46

27.   You disclose that Dr. Joseph V. Pergolizzi, Jr. is the Company's acting Chief Executive Officer as of October 2021, and you state on page 10 that the Company is and has been highly dependent upon him. Please tell us whether Dr. Pergolizzi is serving in this capacity pursuant to any written or oral agreement between the Company and Dr. Pergolizzi or any company he controls. If so, please file any such agreement pursuant to Item 601(b)(10) of Regulation S-K.

28.   We note your revisions in response to prior comment 32, which we reissue as well as supplement. Your revisions to the disclosure pertaining to your management and board of directors beginning on page 46 still do not include applicable dates or ranges from which investors can discern he principal occupations and business experience of each individual

for the past five years, as required by Item 401(e) of Regulation S-K. Please also address the following:
- Revise A. Demir Bingol's biographical information to indicate all positions and offices he has held during his tenure with your company.
- Revise John Ballard's information, as it appears from your other disclosures that Mr. Ballard presently serves as a director of your company.
- Revise Jim Holt's information to disclose, as you have on page 22, that he currently serves as the sole officer and director of Life Care Medical Devices Limited (LCMD), your licensor.
- Please include the specific experience, qualifications, attributes or skills that led to the conclusion that each person identified as a director should serve as a director. Refer to Regulation S-K CDI Question 116.05.

Executive Compensation, page 49

29. We note your response to prior comment 34, and we reissue in part. Please revise your summary compensation and director compensation tables, and the footnotes thereto, to ensure that the principal positions of named individuals, and changes thereto during the period covered, are reflected per Item 402(c)(2)(i) of Regulation S-K. In this regard, we note that the following revisions should be made to the extent our assessment is accurate:
- The body of the summary compensation and director compensation tables incorrectly reflect that John Ballard is the president of the Company.
- The summary compensation table does not list Mr. Ballard's position as a director.
- The summary compensation table does not list Demir Bingol's principal position as president. Further, footnote 6 discloses that Mr. Bingol was initially appointed Chairman of the Board and Chief Executive Officer in March 2021, but does not clarify that his modified employment agreement signed October 1. 2021 resulted in changing his position from CEO to president.

30. Please advise as to why your director compensation table on page 50 reflects no compensation paid for the fiscal years ended 2019, 2020, and 2021. Alternatively, revise the table to accurately reflect your compensation of directors pursuant to the requirements of Item 402(k) of Regulation S-K. In this regard, we note the following statements on page 60 and elsewhere in the prospectus that appear to conflict with the table:
- "On September 23, 2019, the Company issued a total of 75,000 restricted common shares to members of its Board of Directors, valued at $37,500 (based on the estimated fair value of the stock on the date of grant) for services rendered."
- "On February 14, 2021, the Company issued a total of 30,000 restricted common shares to members of its Board of Directors, valued at $15,000 (based on the estimated fair value of the stock on the date of grant) for services to be rendered in FY2021."
- Additionally, we note that you have added new disclosure on page 48 under the section captioned Board Compensation stating: "Presently Board members receive 25,000 restricted common shares for their service and serve for a period of one year

whereby through the annual meeting new directors may be elected." Given this disclosure, please confirm to us in your next response letter whether any restricted common share compensation, or any other type of compensation, was paid to any director in the fiscal year ended 2020.

Plan of Distribution, page 52

31.   We note that in response to prior comment 46, you have revised your distribution plan to state that Dr. Pergolizzi, who is conducting the primary offering, has orally agreed (i) to not sell any of his entity's shares to any investors indicating interest in the primary offering until that offering is closed, and (ii) until the primary offering is closed, to direct all investors indicating interest in purchasing shares of the Company to purchase shares in the primary offering and to not refer them to purchase selling security holder shares in the secondary offering.
- Please tell us more about the condition precedent to the commencement of the secondary offering. For example, tell us whether the selling shareholders other than Dr. Pergolizzi and the entity he controls have also agreed not to sell their shares pursuant to the prospectus until the offering by the Company is complete.
- Revise the prospectus cover page to disclose, if true, that the selling shareholder offering will commence upon the termination of the primary offering by the Company. Also revise to clarify when the secondary offering will terminate. Refer to Item 501(b)(8) of Regulation S-K.
- Revise to make conforming changes with respect to the secondary offering throughout the prospectus. Update your risk factor disclosure on page 18, the section captioned "The Offering" on page 18, and your description of your plan of distribution beginning on page 52 to both reflect the material terms of the oral agreement with Dr. Pergolizzi and discuss the timing and duration of the secondary offering vis-à-vis the primary offering.

Consolidated Statements of Operations, page F-4

32.   Please revise the headings and descriptions for fiscal year 2019 to clarify that the period is August 9, 2019, the inception date of mPathix Health, through December 31, 2019, here and elsewhere in the annual financial statements and Form S-1. Also request your auditor to revise its report to address this comment.

Consolidated Statements of Changes in Shareholders' Equity, page F-5

33.   Please remove the 396,650 shares of common stock as outstanding as of January 1, 2019, along with revising the weighted average shares outstanding for loss per share purposes for the annual periods presented and the nine-months ended September 30, 2020. In this regard, the historical statement of changes in shareholders' equity should reflect the equity transactions of mPathix in accordance with ASC 815-40-45-2.c through 45-2.d. Address the need to comply with the presentation requirements in ASC 250-10-45-22 through 45-

27 and to provide the disclosures required by ASC 250-10-50-7 through 50-11.

Note 5 - Intellectual Property License Agreement, page F-12

34. We note the additional disclosure in response to comment 43. You disclose the technology was patented but not useable. ASC 730-10-25-2.c. states that the basis for capitalizing an intangible asset is based on whether the intellectual property has "alternative future uses". The guidance goes on to state, "[h]owever, the costs of intangible assets that are purchased from others for a particular research and development project and that have no alternative future uses (in other research and development projects or otherwise) and therefore no separate economic values are research and development costs at the time the costs are incurred." As such, please tell us how you concluded this license agreement has alternative future uses in other research and development projects or otherwise beyond the particular research and development project for which it was acquired (i.e., SOLACE device).

Note 11 - Subsequent Events
Acquisition of mPathix, page F-17

35. Please remove reference to unaudited pro forma financial information from this footnote, in Note 2 to the interim financial statements, and on page 34 of the Form S-1. In this regard, no pro forma financial information has been included.

Consolidated Statements of Changes in Shareholders' Equity, page F-20

36. As previously requested in comment 39, please revise your presentation to reflect:
   • The equity transactions of mPathix prior to the June 29, 2021 transaction with Qualis. To the extent that mPathix's shares of common stock outstanding as of June 29, 2021 does not agree to the 6,998,300 shares of common stock of Qualis received to consummate the transaction, retroactively reflect mPathix's historical shares of common stock outstanding in a manner similar to the accounting for a stock split that results in the sum of the shares outstanding to reflect the 6,998,300 shares of Qualis common stock issued. Note that an exchange rate other than 1-for-1 will also impact the per share price in your corresponding disclosures.
   • Qualis' outstanding shares as of June 29, 2021, as being issued by mPathix to acquire Qualis with Quails' net book value recognized as the value of these shares.
   • The warrants to purchase 1,098,830 shares of common stock at an exercise price of $0.50 per share. In the corresponding disclosures, please identify the person(s) or entity that these warrants were issued to in connection with the transaction.
   • Address the need to comply with the presentation requirements in ASC 250-10-45-22 through 45-27 and to provide the disclosures required by ASC 250-10-50-7 through 50-11.

37. We note that you previously reflected 1,396,650 shares of common stock as being issued in conjunction with the Exchange Agreement, which has now been adjusted to 900,000

shares of common stock. Please tell us how this line item relates to the Exchange Agreement. Address the need to expand your disclosures in Note 6 to clarify the accounting for this transaction in your consolidated financial statements.

38. We note your disclosure in Note 8 that the modification to the 698,830 warrants originally granted to Ahmet Demir Bingol on March 16, 2021 was approved by the Board of Directors on September 9, 2021. Please tell us when this modification was communicated to Ahmet Demir Bingol and provide us with your analysis of the accounting impact of this modification to your consolidated financial statements and whether you accounted for the modification in the third quarter of fiscal year 2021. As part of your analysis, include specific references to the accounting guidance that supports your analysis. Also, clarify that the 398,830 warrants will vest over three years and address the conflicting statement that these warrants fully vest at the grant date.

Note 8 - Earnings Per Share, page F-31

39. Please expand your table to include the unvested portion of the 30,000 restricted common shares granted on February 14, 2021, and the two warrant grants on February 14, 2021 for 400,000 shares and on March 15, 2021 for 698,830 shares.

Note 10 - Subsequent Events, page F-33

40. Please expand your disclosure to state the date the September 30, 2021 interim financial statements were available to be issued. Refer to ASC 855-10-50-1 for guidance.

Note 9 - Commitments and Contingencies
Consulting Agreement, page F-33

41. Please expand your disclosure to include the fair value of the 300,000 contingent shares of common stock granted to John Ballard, clarify when the compensation expense will be recognized, and clarify if both conditions are required to be met before all of the 300,000 shares will be issued.

General

42. We note that your response to prior comment 9 indicates that you removed the terms "our products," "proposed products," and "product candidates" in the plural or revised such terms to the singular. However, we note that these terms are still used in numerous places throughout the prospectus. In relation to these instances, we reissue the previous comment. Please review and revise as appropriate.

John Ballard
Qualis Innovations, Inc.
February 2, 2022
Page 14

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Christopher Edwards at 202-551-6761 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Life Sciences

cc: Lance Brunson